Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Longgang Branch, Shenzhen Development Bank Co., Ltd (the “Creditor”) Dated October 19, 2011

Main contents:
»	Contract number: Shenfa Longgang Daizi 20111020001;
»	Main Contract: Comprehensive Credit Facility Agreement;
»	Main Contract number: Shenfa Longgang Zongzi 20110120001;
»	Loan principal: RMB 70 million;
»	Loan term: from October 19, 2011 to July 18, 2012;
»	Floating interest rate: Interest rate of loan shall be 107% of the benchmark rate announced by the People’s Bank of China, and be adjusted every 3 months;
	•	Interest accrued and settled per month, interest settlement day is the 20th day of each month;
	•	Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;
	•	Penalty interest rate for embezzlement of loan proceeds: current interest rate *1;
»	Purpose of the loan is to purchase raw materials for the Company;
»	If any of the following occurs, the Creditor is entitled to demand prepayment of loan principal and interest before maturity and cancel all loans unprovided ;
	•	The Company terminates operation or is stopped from operation;
	•	The Company provides untrue documents or hide important financial information about its operation;
	•	The Company intentionally evades bank debts by way of related party transaction or other means;
	•	The Company uses loan proceeds for purposes other than what is agreed without the consent of the Creditor;
	•	Occurrence of other instances which endangers or may endanger the safety of the loan provided by the Creditor;

Headlines of the articles omitted:
»	Interest clearing of the loan
»	Payment of the loan
»	Rights and obligation of the Company
»	Rights and obligations of the Creditor
»	Disputation settlement and Validity
»	Fees
»	Breach of contract penalties
»	Declaration, guaranty and undertaking of the Company
»	Amendment and Termination of Contract
»	Others
»	Validity